FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square

(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen Horan   201-352-8620

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY, Ernst & Young LLP

(Name – if individual, state last, first, middle name)

155 North Wacker Drive	Chicago	IL	60606-1787
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Horan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC _____, as of February 28 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

FINOP Officer
_____
Title

_____
Notary Public

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/17/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

The Members of UBS Fund Services (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2017, the related statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but were unable to determine the specific year.

Chicago, Illinois
February 28, 2018

1

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	226,223
Prepaid expenses		47,820
FINRA deposits		1,111
Total assets	$	275,154

Liabilities and members' capital

Liabilities:

Accrued expenses	$	40,628
Total liabilities		40,628
Members' capital		234,526
Total liabilities and members' capital	$	275,154

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2017

Revenues

Allocated registered representatives revenue – Realty	$	2,331,138
Service fee income – Realty		188,375
Interest income		22
Total revenues		2,519,535

Expenses

Allocated registered representatives costs – Realty		2,331,138
Registration fees		58,676
Professional fees		42,537
General and administrative expenses		2,658
Total expenses		2,435,009
Net income	$	84,526

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2017

	Member's Capital – Realty		Member's Capital – ARI		Total	
Balance at January 1, 2017	$	225,831	$	2,282	$	228,113
Net income		83,681		845		84,526
Dividend paid		(77,332)		(781)		(78,113)
Balance at December 31, 2017	$	232,180	$	2,346	$	234,526

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities

Net income	$	84,526
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(4,335)
FINRA deposits		(510)
Accrued expenses		(9,579)
Due to affiliates		(359)
Net cash provided by operating activities		69,743

Financing activities

Dividend paid		(78,113)
Cash used in financing activities		(78,113)
Net change in cash		(8,370)
Cash at beginning of year		234,593
Cash at end of year	$	226,223

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

Year Ended December 31, 2017

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 99% member interest in Fund Services. ARI Acquisition Corporation (ARI), a Massachusetts corporation, holds the remaining 1% member interest. Realty and ARI (the Members) are both indirect, wholly owned subsidiaries of UBS AG (UBS). Net income is allocated to the Members pro rata based on their percentage interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial position (see Note 3).

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Fund Services is treated as a partnership for federal and state income tax purposes. As such, Fund Services is not subject to federal or state income taxes. The Members of Fund Services are required to report on their federal and state income tax returns their distributive share of Fund Services' income, gains, losses, deductions, and credits. Fund Services applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes* (ASC Topic 740), which provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed. As of December 31, 2017, Fund Services has determined that it has no material uncertain tax positions, interest, or penalties as defined in ASC Topic 740, and accordingly, Fund Services has concluded that no additional disclosures are required.

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the Act), was enacted on December 22, 2017. The Act reduces the federal corporate income tax rate to 21%, creates a territorial tax system (with a one-time mandatory tax on previously deferred foreign earnings), broadens the tax base and allows for immediate capital expensing of certain qualified property, requires companies to pay minimum taxes on certain foreign earnings, subjects certain payments from corporations to foreign related parties to a minimum tax, and limits deductions related to compensation and meals and entertainment. ASC Topic 740 requires companies to recognize the effect of tax law changes in the period of enactment.

Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to record provisional amounts during a one year "measurement period." The measurement period is deemed to end earlier when the registrant has obtained, prepared, and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared, or analyzed. The FASB staff would not object to the application of SAB 118 to private companies.

SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Act.

2. Summary of Significant Accounting Policies (continued)

As Fund Services is not subject to federal or state income taxes at the entity level, the accounting for all aspects of the Act is complete. As of December 31, 2017, the Act has no impact on Fund Services' financial statements.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. Subsequently, the FASB has issued further ASUs (collectively, the ASUs) for purposes of amending or clarifying that guidance. The ASUs establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This may affect when certain performance-based and asset based fees can be recognized. It also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company adopted the standard as of its mandatory effective date on January 1, 2018, and will apply it on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings. The adoption of the new standard did not have a material impact on the Company's net income.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $100,000 or a fee based on quarterly deposits into sponsored funds. For the year ended December 31, 2017, the $188,375 of service fee income included in the accompanying statement of operations was earned from Realty under the Agreement.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Net Capital Requirements

Fund Services is a limited broker-dealer pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. As of December 31, 2017, Fund Services' net capital, as defined, was $185,595, which exceeded the minimum net capital required by $180,595. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

Supplementary Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2017

Members' capital	$	234,526
Less non-allowable assets (see schedule on following page)		(48,931)
Net capital	$	185,595
Aggregate indebtedness	$	40,628
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $40,628)	$	5,000
Excess net capital	$	180,595

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Fund Services' December 31, 2017, unaudited Part IIA FOCUS Report, as filed on January 24, 2018.

UBS Fund Services (USA) LLC

Schedule II

Detail of Non-Allowable Assets

December 31, 2017

Non-allowable assets:		
Prepaid expenses	$	47,820
FINRA deposits		1,111
Total	$	48,931

UBS Fund Services (USA) LLC

Schedule III

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2017

The activities of Fund Services are limited to those prescribed in subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such rule.



UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Fund Services (USA) LLC

Exemption Report

December 31, 2017

UBS Fund Services (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2017 through December 31, 2017 without exception.

UBS Fund Services (USA) LLC

I, Kathleen Horan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: FINOP

February 28, 2018

Report of Independent Registered Public Accounting Firm

The Members and Management of UBS Fund Services (USA) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UBS Fund Services (USA) LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2018

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Members and Management of UBS Fund Services (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the Members, management of UBS Fund Services (USA) LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether UBS Fund Services (USA) LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the

fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1289*******************MIXED AADC 220
49596 FINRA DEC
UBS FUND SERVICES (USA) LLC
10 STATE HOUSE SQ FL 15
HARTFORD, CT 06103-3600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Hu (312) 331-6103

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (149)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (149)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Fund Services (USA) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of) , 20 18.

PRINCIPAL FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,519,535

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

      Dollar for dollar reimbursement from parent 2,519,513

      (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii) 2,519,513

      Total deductions _____

2d. SIPC Net Operating Revenues $ 22

2e. General Assessment @ .0015 $ 0

                                                   (to page 1, line 2.A.)